UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2015

Commission File Number: 333-158336

Tiger Media, Inc.

(Translation of registrant’s name into English)

Room 1705, 511 Weihai Road

Jing An District, Shanghai, China 200041

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into a Material Definitive Agreement

On February 13, 2015, Tiger Media, Inc., a Cayman Islands company (the “Company”), TBO Acquisition, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of the Company (the “Merger Sub”), The Best One, Inc., a Florida corporation (“TBO”), and Derek Dubner, solely in his capacity as representative, entered into the Second Amendment to the Merger Agreement and Plan of Reorganization (the “Second Amendment”). References to the Merger Agreement in this report are to the Merger Agreement and Plan of Reorganization by and among the Company, TBO, Merger Sub, and Derek Dubner, solely in his capacity as representative, dated December 14, 2014, as amended on December 18, 2014 and February 13, 2015. Pursuant to the Merger Agreement, TBO will merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”) and a wholly-owned subsidiary of the Company.

The Second Amendment provides for the following:

•	that of the approximately 8.3 million shares of common stock of TBO (“TBO Common Stock”) held by five TBO shareholders, which shares were previously convertible into and exchangeable for the right to receive 0.750089 shares of common stock of Tiger Media (“Company Common Stock”):

•	approximately 5.1 million of such shares of TBO Common Stock held by four TBO shareholders would be convertible into and exchangeable for the right to receive 0.750089 shares of Series A Preferred Stock of Tiger Media (“Company Preferred Stock”) instead of Company Common Stock; and

•	3.2 million of such shares held by one TBO shareholder would continue to be convertible into and exchangeable for the right to receive 0.750089 shares of Company Common Stock;

•	that 20,000 shares of TBO Series A Preferred Stock held by one TBO shareholder would be convertible into and exchangeable for the right to receive (x) 525.063 shares of Company Common Stock instead of Company Preferred Stock in connection with the closing of the Merger and (y) an additional 225.027 shares of Company Common Stock instead of Company Preferred Stock to the extent certain revenue targets are achieved as set forth in the Merger Agreement;

•	amends the terms of the TBO recapitalization of its securities prior to closing to effectuate the foregoing changes;

•	clarifies the terms of the assumption of restricted stock units and warrants by Tiger Media at the effective time of the Merger;

•	extends the date for TBO to obtain its requisite shareholder approval under the Florida Business Corporation Act and its articles of incorporation and to complete the recapitalization to February 17, 2015;

•	provided for a one-for-five reverse stock split of both Tiger Media and TBO as a condition to close the Merger; and

•	allows TBO to make certain corrections to its disclosure schedule to the Merger Agreement.

The description of the Second Amendment in this Form 6-K does not purport to be complete and is qualified in its entirety by reference to the Second Amendment, which is filed as Exhibit 4.1 to this Form 6-K and is incorporated herein by reference.

Special Meeting Proxy Statement

The Company filed the Notice of Special Meeting of Ordinary Shareholders and Proxy Statement for the Special Meeting of Ordinary Shareholders of the Company (“Proxy Statement”) to be held on March 17, 2015 (the “Special Meeting”) as Exhibit 99.1 to this Form 6-K. The Company filed the Proxy Card for the Special Meeting as Exhibit 99.2 to this Form 6-K.

FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed Merger, including statements regarding future expectations, beliefs, goals, plans, prospects or intentions constitute “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in connection with the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “continues,” “plans,” “expects,” “may,” “will,” “would,” “could,” “intends,” “estimates” and similar expressions or variations) should also be considered to be forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability of each of the Company, Merger Sub and TBO to satisfy the closing conditions and consummate the transactions, including the Company obtaining the required shareholder approvals; the risk that the business of TBO may not be integrated successfully; the risk that the transaction may involve unexpected costs or unexpected liabilities; the risk that synergies from the transaction may not be fully realized or may take longer to realize than expected; and the other risks set forth in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) on March 31, 2014, the Proxy Statement, attached hereto as Exhibit 99.1, as well as the other factors described in the filings that the Company makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, the Company’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

The statements in this document reflect the expectations and beliefs of the Company as of the date of this document. These forward-looking statements should not be relied upon as representing the Company’s views as of any date after the date of this document. While the Company may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so, except as required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed Merger, Tiger Media has filed the Proxy Statement, attached hereto as Exhibit 99.1, in connection with the Special Meeting. SHAREHOLDERS OF TIGER MEDIA ARE URGED TO READ THE PROXY STATEMENT REGARDING THE PROPOSED TRANSACTION, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Shareholders of Tiger Media will be able to obtain a copy of the Proxy Statement, as well as other filings containing information about Tiger Media and TBO, without charge, at the SEC’s website (www.sec.gov). Shareholders of Tiger Media may also obtain copies of all documents filed with the SEC, without charge, by directing a request to Tiger Media, Inc., ir@tigermedia.com.

PARTICIPANTS IN THE MERGER SOLICITATION

Tiger Media and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Tiger Media shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Tiger Media’s shareholders in connection with the proposed transaction is set forth in the Proxy Statement, attached hereto as Exhibit 99.1. The Proxy Statement is available free of charge at the SEC’s website at www.sec.gov, or by going to Tiger Media’s Investor Relations page on its corporate website at www.tigermedia.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2015		Tiger Media, Inc.

	By:	/s/ Peter W.H. Tan
	Name:	Peter W.H. Tan
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

4.1	Second Amendment to Merger Agreement and Plan of Reorganization by and among The Best One, Inc., Tiger Media, Inc., TBO Acquisition, LLC, and Derek Dubner, solely in his capacity as representative, dated February 9, 2015.

99.1	Notice of Special Meeting of Ordinary Shareholders.

99.2	Proxy Card.

5